Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the year ended December 31, 2016

(in thousands, except for ratio)

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees (1) (2)	$305,361

Add:
Interest on indebtedness (excluding capitalized interest)	190,636
Amortization of debt premiums, discounts and capitalized expenses	11,837
Amortization of capitalized interest	4,922
Portion of rents representative of the interest factor	7,076
519,832

Distributed income from equity investees	90,589

Pretax earnings from continuing operations, as adjusted	$610,421

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (excluding capitalized interest)	$190,636
Capitalized interest	9,247
Preferred dividend factor	53,063
Amortization of debt premiums, discounts and capitalized expenses	11,837
Portion of rents representative of the interest factor	7,076

Combined fixed charges and preferred stock dividends	$271,859

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.2

(1) Includes an aggregate gain on liquidation of real estate joint venture interests of $138.5 million.

(2) Includes early extinguishment of debt charges of $45.7 million.

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